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                         UNITED STATES                       OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION     OMB Number:      3235-0145
                     Washington D.C. 20549            Expires:  October 31, 1994
                                                      Estimated average burden
                                                      hours perform........14.90

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         ADVANCED MATERIALS GROUP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                          COMMISSION FILE NO. 0-16401
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                                 (CUSIP Number)


            Richard H. Pickup, c/o Wedbush Morgan Securities, Inc.,
     610 Newport Center Drive., Suite 1300, Newport Beach, California 92660
                                 (949) 759-1311
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 27, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO 1. TO SCHEDULE 13D
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CUSIP No. 0-16401                                              PAGE 2 OF 6 PAGES
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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dito Caree LP, a Nevada limited partnership (Tax I.D. No. 88-0302506) Dito Devcar LP, a Nevada limited partnership (Tax I.D. No. 88-0294387) Richard H. Pickup, an individual (Social Security No. ###-##-####)
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

      PF and WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 [ ]

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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Dito Caree LP and Dito Devcar LP are limited partnerships organized under and pursuant to the laws of the State of Nevada. Richard H. Pickup is an individual maintaining his residence in the State of California and is a citizen of the U.S.
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                      7   SOLE VOTING POWER

                          Dito Caree LP            900,000
                          Dito Devcar LP           200,000
                          Richard H. Pickup              0
  NUMBER OF           ----------------------------------------------------------
    SHARES            8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               None
     EACH             ----------------------------------------------------------
  REPORTING           9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 Dito Caree LP            900,000
                          Dito Devcar LP           200,000
                          Richard H. Pickup              0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          None
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Dito Caree LP      --   900,000
      Dito Devcar LP     --   200,000
      Richard H. Pickup  --         0
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Dito Caree LP      --    10.28%
      Dito Devcar LP     --     2.28%
      Richard H. Pickup  --        0%
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  14  TYPE OF REPORTING PERSON*

      Dito Caree LP      --     PN
      Dito Devcar LP     --     PN
      Richard H. Pickup  --     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

ITEM 1. SECURITY AND ISSUER

     This Amendment relates to shares of Common Stock ("Shares") of Advanced Material Group, Inc., a Nevada corporation ("AMG") whose executive offices are located at 20211 South Susana Road, Rancho Dominguez, California 90221. Shares of AMG are traded on the NASDAQ over the counter National Market System under the trading symbol of ADMG.

ITEM 2. IDENTITY AND BACKGROUND

     This Amendment is an amendment to a Schedule 13D dated August 17, 1997 ("Schedule 13D") heretofore filed by Dito Caree LP, a Nevada limited partnership ("Caree") and Richard H. Pickup, an individual ("Mr. Pickup"). The filing of this Amendment is by reason of the acquisition of Shares of AMG by Dito Devcar LP, a Nevada limited partnership ( "Devcar"), which entity is indirectly controlled by Mr. Pickup. As has been acknowledged in the Schedule 13D, Mr. Pickup controls Caree and, by reason of his control of Caree, it is acknowledged that Mr. Pickup is an affiliate of Caree, and Caree's holding of Shares. As is set forth hereinbelow, it is further acknowledged that Mr. Pickup also controls Devcar and, by reason of his control of both Caree and Devcar, it is acknowledged that Mr. Pickup and those entities are affiliates and, therefore, Caree, Devcar and Mr. Pickup are acknowledged to be a "group" concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into between Mr. Pickup and/or Caree and/or Devcar (nor any other individual or entity) concerning the Shares.

     As noted above, the filing of this Amendment is to disclose the acquisition on or about July 27, 1998 of 200,000 shares by Devcar. As was disclosed in the Schedule 13D, 900,000 Shares were in the process of being acquired by Caree, Caree did acquire those Shares, and Caree is still the owner of those Shares. No additional Shares have been subsequently acquired by Caree or Mr. Pickup, or any other affiliated entity, excepting for the acquisition of 200,000 Shares by Devcar as disclosed hereinbelow. The 200,000 Shares acquired by Devcar were acquired in an open market transaction at $2.00 per Share, and said 200,000 Shares, when considered with the 900,000 Shares currently held by Caree, results in 1,100,000 Shares being held by all members of the group.

     This Amendment is being filed by the following individuals and entities:

     (a) Dito Devcar LP, a Nevada Limited partnership ("Devcar"). This entity maintains its offices and does transact business within the State of Nevada at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The General Partner of Devcar is Gamebusters, Inc., a Nevada corporation, whose business address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, with the officers being David B. Hehn, as President, Secretary and Treasurer, and the Directors of Gamebusters, Inc. being David B. Hehn and Mr. Pickup. The limited partners of Devcar are charitable trusts of which Mr. Pickup is the Trustee, and, therefore, this entity is deemed controlled by Mr. Pickup.

     (b) Richard H. Pickup, an individual ("Mr. Pickup"), is that individual as identified in the Schedule 13D. Mr. Pickup beneficially owns no AMG Shares. Although Mr. Pickup does not own, and it is not anticipated he shall of record beneficially own, any AMG Shares, he is deemed to control Caree and Devcar.

     (c) Dito Caree LP, a Nevada limited partnership ("Caree"), is that entity as identified in the Schedule 13D. This entity currently owns 900,000 Shares. Caree also owns and holds those warrants as specified in the Schedule 13D. The identity and address of Caree is as specified in the Schedule 13D.
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     Over the past five years, none of the filing persons, or any of the entities identified hereinabove, including any officer or director of any corporation, identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

     Although Mr. Pickup is the controlling person of Caree and Devcar, and it is acknowledged that he exercises sufficient control in order to consider both Caree and Devcar to be treated with Mr. Pickup as a "group," there exists no agreements or understandings, either in writing or orally, between Mr. Pickup and/or Caree and/or Devcar concerning their Shares, nor the holding, voting or acquisition or disposition of any Shares of AMG. Further, each of the reporting persons or entities herein disavows any existence as a group with any other party identified in Item 3 of the Schedule 13D, and no additional agreements or understandings have been entered into subject to the filing of the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The transaction giving rise to this Amendment involves the acquisition of 200,000 Shares of AMG by Devcar on or about July 27, 1998 in an open market purchase transaction. Said Shares were purchased by cash from the capital funds of Caree, and no portion of those funds were borrowed in connection with the acquisition of the Shares. All Shares were acquired in open market trade transactions.

ITEM 4. PURPOSE OF TRANSACTION

        The acquisition of Shares by Caree, as has been the case with the acquisition and holding of Shares by each of the filing persons, has been for investment purposes only, and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group nor taking any form of action concerning the Shares. Certain representatives of Caree and Devcar, together with Mr. Pickup, have made inquiries of certain management personnel of AMG concerning business operations of AMG, however, no form of proposal, understanding or any other form of arrangements have been made, proposed or discussed during those conversations. Further, Mr. Timothy R. Busch, the current Chairman of the Board of Directors of AMG, has acted in certain matters as attorney and advisor for Mr. Pickup, however, no understandings or arrangements have been made or entered into between Mr. Pickup or Mr. Busch concerning AMG or the Shares.

     None of the filing persons has entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of AMG common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short or long term.

     Further, none of the filing persons has any present plans or proposals which may relate to our result in:


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     A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

     B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as specified above).

     E. Any material change in the present capitalization or dividend policy of the issuer.

     F. Any material change in the issuer's business or corporate structure.

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Amendment, each of the filing persons owns the following Shares in AMG:

     (a) Richard H. Pickup, an individual, owns none of the Shares or securities of AMG.

     (b) Dito Caree LP, a Nevada limited partnership, currently owns 900,000 Shares of AMG as previously acquired in the transaction specified in the
Schedule 13D. Said 900,000 Shares represents approximately 10.28% of all outstanding Shares, with the percentage of Caree's Shares being based upon a total of 8,749,055 Shares of common stock of AMG outstanding, as reflected on AMG's most recent filings with the Securities and Exchange Commission.

     (c) Dito Devcar LP, a Nevada limited partnership, currently owns 200,000 Shares of AMG. Said Shares were acquired in an open market transaction as disclosed hereinbelow. Said 200,000 Shares represents approximately 2.28% of all outstanding Shares of AMG. The percentage of Devcar's Shares are based upon a total of 8,749,055 Shares of common stock of AMG outstanding, as reflected on AMG's most recent filings with the Securities and Exchange Commission.


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                            Dito Devcar LP (One Buy)

                              Shares
        Date                 Purchased               Price               Cost
      -------                ---------               -----             --------
      7/27/98                 200,000                $2.00             $400,000

            Total Acquisition:  200,000 Shares

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contract, agreement, understanding or relationship exists with respect to the securities of AMG between any of he entities or persons disclosed herein, including Mr. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1998                  DITO CARREE LP, a Nevada
                                        limited partnership

                                        By:  GAMEBUSTERS, INC.
                                             a Nevada corporation
                                             Its General Partner

                                               By: /s/ DAVID B. HEHN
                                                   ----------------------------
                                                       David B. Hehn
                                                       President

                                         DITO DEVCAR LP, a Nevada
                                         limited partnership

                                         By:  GAMEBUSTERS, INC.,
                                              a Nevada corporation
                                              Its General Partner

                                              By: /s/ DAVID B. HEHN
                                                  ------------------------------
                                                      David B. Hehn
                                                      President

                                              By: /s/ RICHARD H. PICKUP
                                              ----------------------------------
                                                      Richard H. Pickup
                                                      An individual


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